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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Motient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

619908304

(Cusip Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619908304			Page 2 of 15

1.	Name of Reporting Person: Highland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,042,702

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,042,702

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,042,702

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 619908304			Page 3 of 15

1.	Name of Reporting Person: Strand Advisors, Inc.		I.R.S. Identification Nos. of above persons (entities only): 95-4440863

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,042,702

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,042,702

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,042,702

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 619908304			Page 4 of 15

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,044,502

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,044,502

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,044,502

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 619908304			Page 5 of 15

1.	Name of Reporting Person: Prospect Street High Income Portfolio, Inc.		I.R.S. Identification Nos. of above persons (entities only): 04-3028343

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,155,224

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,155,224

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,155,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.3%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 6 of 15

1.	Name of Reporting Person: Prospect Street Income Shares Inc.		I.R.S. Identification Nos. of above persons (entities only): 36-2765811

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 111,940

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 111,940

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 111,940

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 7 of 15

1.	Name of Reporting Person: Highland Legacy, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 223,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 8 of 15

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,919,289

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,919,289

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,919,289

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 9 of 15

1.	Name of Reporting Person: PAMCO Cayman, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 223,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 10 of 15

1.	Name of Reporting Person: Highland Equity Focus Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 46-0491961

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,300,145

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,300,145

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,300,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 11 of 15

1.	Name of Reporting Person: Highland Equity Funds, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 108,344

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 108,344

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 108,344

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%

14.	Type of Reporting Person (See Instructions): PN

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     On November 10, 2004, Crusader acquired 466,744 shares of Common Stock and warrants to purchase 116,686 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $3,999,996 using investment capital. On November 10, 2004, Equity Focus acquired 875,145 shares of Common Stock and warrants to purchase 218,786 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $7,499,992 using investment capital. On November 10, 2004, Equity Fund acquired 58,344 shares of Common Stock and warrants to purchase 14,586 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $500,008 using investment capital.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of November 16, 2004, the Reporting Persons may be deemed to beneficially own an aggregate of 6,044,502 shares of Common Stock, representing approximately 11.9% of the shares of Common Stock outstanding as of November 16, 2004 (based upon information obtained from the Issuer). Of the 6,044,502 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, Crusader has the right to acquire 825,000 shares of Common Stock within 60 days of November 16, 2004 upon the exercise of warrants.

     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Prospect Street High Income Portfolio, Inc.	1,155,224	0	1,155,224	0
Prospect Street Income Shares Inc.	111,940	0	111,940	0
Highland Legacy, Limited	223,880	0	223,880	0
Highland Crusader Offshore Partners, L.P.(1)	2,919,289	0	2,919,289	0
PAMCO Cayman, Limited	223,880	0	223,880	0
Highland Equity Fund, L.P.	108,344	0	108,344	0
Highland Equity Focus Fund, L.P.	1,300,145	0	1,300,145	0
Highland Capital Management, L.P.(2)	6,042,702	0	6,042,702	0
Strand Advisors, Inc.(2)	6,042,702	0	6,042,702	0
James Dondero(2)	6,044,502	0	6,044,502	0

(1)	Includes (i) 2,094,289 shares of Common Stock held directly and (ii) 825,000 shares of Common Stock that may be acquired upon exercise of warrants within 60 days of November 16, 2004.

(2)	Because of the relationships described herein, Highland Capital, Strand and Dondero may be deemed the indirect beneficial owners of the shares of Common Stock held by Prospect Portfolio, Prospect Shares, Legacy, Crusader, PAMCO, Equity Focus and Equity Fund. Highland Capital, Strand and Dondero expressly disclaim beneficial ownership of such shares of Common Stock.

     (c) On September 1, 2004, the Issuer granted Mr. Dondero 1,800 shares of restricted Common Stock pursuant to the Issuer’s 2004 Restricted Stock Plan. Except as otherwise described herein, no transactions in the Common Stock have been effected by the Reporting Persons during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby supplemented as follows:

     On November 10, 2004, Crusader, Equity Focus and Equity Fund acquired warrants to purchase 116,686, 218,786 and 14,586 shares of Common Stock, respectively, from the Issuer (the “November 2004 Warrants”). The November 2004 Warrants have an exercise price of $8.57 per share and will become exercisable if the Issuer does not meet certain registration deadlines set forth in a certain Registration Rights Agreement, dated as of November 10, 2004, by and among the Issuer and the parties thereto (the “November 2004 Registration Agreement”). If the November 2004 Warrants become exercisable, they may be exercised by Crusader, Equity Focus and Equity Fund at any time until November 12, 2009. The foregoing is qualified in its entirety by reference to the November 2004 Warrants, a copy of which is attached hereto as Exhibit 8, and the November 2004 Registration Agreement, a copy of which is attached hereto as Exhibit 9.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby supplemented as follows:

Exhibit 8	Form of Common Stock Purchase Warrant (Exhibit 10.45 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 15, 2004 and incorporated by reference herein).

Exhibit 9	Registration Rights Agreement, dated November 10, 2004, by and among the Issuer and the parties thereto (Exhibit 10.44 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 15, 2004 and incorporated by reference herein).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 16, 2004

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

By: /s/ James Dondero
Name: James Dondero Title: President

STRAND ADVISORS, INC.

By:	/s/ James Dondero James Dondero President

/s/ James Dondero

James Dondero

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

By:	/s/ James Dondero
Name: Title:	James Dondero President

PROSPECT STREET INCOME SHARES INC.

By:	/s/ James Dondero
Name: Title:	James Dondero President

HIGHLAND LEGACY, LIMITED

By: By:	Highland Capital Management, L.P., its collateral manager Strand Advisors, Inc., its general partner

By: /s/ James Dondero
Name: James Dondero Title: President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: By:	Highland Capital Management, L.P., its general partner Strand Advisors, Inc., its general partner

By: /s/ James Dondero
Name: James Dondero Title: President

PAMCO CAYMAN, LIMITED

By: By:	Highland Capital Management, L.P., its collateral manager Strand Advisors, Inc., its general partner

By: /s/ James Dondero Name: James Dondero Title: President

HIGHLAND EQUITY FOCUS FUND, L.P.

By: By:	Highland Capital Management, L.P., its general partner Strand Advisors, Inc., its general partner

By: /s/ James Dondero Name: James Dondero Title: President

HIGHLAND EQUITY FUND, L.P.

By: By:	Highland Capital Management, L.P., its general partner Strand Advisors, Inc., its general partner

By: /s/ James Dondero Name: James Dondero Title: President

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of July 12, 2004, entered into by and among Highland Capital, Strand, James Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAMCO, Crusader, Equity Focus and Equity Fund (Exhibit 1 to Amendment No. 2 to Schedule 13D filed with the Commission on July 12, 2004 and incorporated by reference herein).

Exhibit 8	Form of Common Stock Purchase Warrant (Exhibit 10.45 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 15, 2004 and incorporated by reference herein).

Exhibit 9	Registration Rights Agreement, dated November 10, 2004, by and among the Issuer and the parties thereto (Exhibit 10.44 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 15, 2004 and incorporated by reference herein).